NO ACT

PE
1-30-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


09011535

March 25, 2009

Geoffrey W. Edwards
Assistant General Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, AR 72716

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-25-09

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 30, 2009

Dear Mr. Edwards:

This is in response to your letter dated January 30, 2009 concerning the shareholder proposal submitted to Wal-Mart by David Campbell and Kathleen M. Campbell. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: David Campbell and Kathleen M. Campbell

*** FISMA & OMB Memorandum M-07-16 ***

March 25, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 30, 2009

The proposal relates to a mission statement.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(f). We note that the proponents appear not to have responded to Wal-Mart's request for documentary support indicating that they have satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Legal
Corporate Division

702 SW 8th Street
Bentonville, AR 72716
Phone 479.204.6483
www.walmart.com

Geoffrey W. Edwards
Assistant General Counsel

January 30, 2009

DELIVERY VIA FEDEX
AND EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Proposed Omission of Shareholder Proposal of David Campbell and Kathleen Campbell Pursuant to Rule 14a-8.

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("*Wal-Mart*" or the "*Company*"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of Wal-Mart's intention to exclude a shareholder proposal (the "*Proposal*") from the proxy materials for Wal-Mart's 2009 Annual Shareholders' Meeting (the "*2009 Proxy Materials*"). The Proposal was submitted by David Campbell and Kathleen Campbell (the "*Proponents*"). For the reasons stated below, the Company asks that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2009 Proxy Materials for the reasons described below. A copy of the Proposal, along with the related cover letter, is attached hereto as Exhibit A. In accordance with Rule 14a-8(j), we are providing six copies of this letter and its attachments to the Commission.

Wal-Mart intends to begin printing the 2009 Proxy Materials on or about April 15, 2009, so that it may begin mailing the 2009 Proxy Materials no later than April 20, 2009. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

I. The Proposal

The resolution included in the Proposal requests the adoption of a mission statement by the Company that includes "increasing shareholder wealth" as one of the Company's primary missions.

II. Ground for Exclusion

The Proponents have failed to provide, within fourteen days of their receipt of the Company's request, documentary support indicating that the Proponents have satisfied the minimum ownership requirement set forth by Rule 14a-8(b)(1) and a written statement as to their intent to continue to hold the required stock through the date of the annual meeting of shareholders as required by Rule 14a-8(b)(2). As a result, the Company may exclude the Proposal pursuant to Rule 14a-8(f).

Rule 14a-8(b)(1) states that "[i]n order to be eligible to submit a proposal, [a shareholder proponent] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submission of the proposal." Staff Legal Bulletin No. 14 ("SLB 14") specifies that when the shareholder is not the registered holder of the company's securities, the shareholder is responsible for proving that he or she meets the ownership requirements to be eligible to submit a shareholder proposal which may be done by one of the ways described in Rule 14a-8(b)(2). *See* Section C.1.c, SLB 14 (July 13, 2001). In addition, Rule 14a-8(b)(2) requires that the proponent must provide the company with "a written statement that [the proponent] intend[s] to continue to hold the securities through the date of the meeting of shareholders."

Rule 14a-8(f) provides that a company may exclude a proposal if the proponent fails to provide proper evidence of eligibility under Rule 14a-8(b), provided the company notifies the proponent of the problem within fourteen calendar days of receipt of the proposal, and the proponent subsequently fails to correct the deficiency and respond to the company's notice of deficiency within fourteen calendar days of receiving notice of the deficiency.

The Company received the Proposal (which was submitted with a cover letter dated November 16, 2008) on November 25, 2008. The cover letter did not include any evidence of stock ownership, beyond the assertion that the Proponents are holders of 3,400 shares of Company stock, or a statement that the Proponents intended to continue to hold the requisite shares through the date of the Company's 2009 annual meeting of shareholders. After confirming with the Company's transfer agent that the Proponents are not record holders of Company stock, the Company sent a letter to the Proponents via FedEx dated December 1, 2008 (the "Deficiency Letter"), advising the Proponents that the Company was unable to independently verify that the Proponents satisfied the stock ownership requirement and indicating the methods by which the Proponents could verify their ownership. Specifically, the Deficiency Letter explained that the Proponents must provide proof of stock ownership and a statement of intent to hold the stock through the annual meeting of shareholders, as required by Rule 14a-8(b), and that the Proponents were required to respond to the Deficiency Letter. The Deficiency Letter also included a copy of Rule 14a-8. A copy of the Deficiency Letter is attached hereto as Exhibit B. Delivery confirmation, as evidenced in Exhibit C, reveals that, as required by Rule 14a-8(f), the Proponents received the Deficiency Letter on December 3, 2008, within fourteen days of receipt of the Proposal by the Company. Under Rule 14a-8(f)(1), the Proponents' response to the Deficiency Letter should have been either postmarked or sent to the Company electronically no later than December 17, 2008, fourteen days after the Proponents' receipt of the Deficiency

Letter. As of the date of this letter, the Company has not received any response from the Proponents.

The Staff has consistently taken the position that a shareholder proposal may be excluded from a company's proxy materials when the proponent fails to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g.,* Eli Lilly and Company (December 31, 2008) (concurring with the exclusion of a stockholder proposal and noting that the proponents appear to have failed to supply, within fourteen days of receipt of Eli Lilly's request, documentary support sufficiently evidencing satisfaction of the minimum ownership requirement of Rule 14a-8(b)); Qwest Communications International Inc. (February 29, 2008); General Motors Corp. (April 5, 2007); Yahoo! Inc. (March 29, 2007); CSK Auto Corp. (January 29, 2007); Scott's Liquid Gold-Inc. (February 27, 2006); Motorola, Inc. (January 10, 2005), Johnson & Johnson (January 3, 2005); Agilent Technologies, Inc. (November 19, 2004). As was the case in the no-action letters cited above, the Proponents have not satisfied their burden of proving their eligibility to submit the Proposal based on their continuous ownership for at least one year of the requisite amount of Company shares as required by Rule 14a-8(b).

The Staff has also consistently taken the position that that a shareholder proposal may be excluded from a company's proxy materials when the proponent fails to provide a written statement as to its intent to continue to hold the company's stock through the date of the company's annual meeting of shareholders as required by Rule 14a-8(b)(2). *See, e.g.,* Eli Lilly and Company (January 14, 2009) (concurring in the exclusion of a proposal for failure to supply the requisite written statement of intent to hold company shares); Chevron Corporation (January 30, 2007); SBC Communications Inc. (January 2, 2004). As was the case in the no-action letters cited immediately above, the Proponents have not corrected their failure to satisfy the requirement of Rule 14a-8(b)(2) that they provide the Company with a written statement as to their intent to continue to hold the requisite shares of Company stock through the date of the Company's 2009 Annual Shareholders' Meeting.

In view of the foregoing, the Company has concluded that the Proposal may be excluded for failure to comply with the requirements of Rule 14a-8(b) and Rule 14a-8(f).

III. Conclusion

Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if Wal-Mart excludes the Proposal from the 2009 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2009 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2009 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 204-6483 or Gordon Y. Allison, Vice President and General Counsel, Corporate Division, at (479) 277-2347 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,
Wal-Mart Stores, Inc.



Geoffrey W. Edwards
Assistant General Counsel

cc: David Campbell and Kathleen Campbell

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

Proposal

[begins on next page]

November 16, 2008

Gordon Y. Allison
Vice President and General Counsel, Corporate Division
702 Southwest 8th Street
Bentonville
Arkansas 72716-0215

Dear Mr. Allison:

We intend to present a shareholder proposal at the annual meeting in 2008 in accordance with the instructions in the 2008 proxy statement.

We provide this information, per the Bylaws, Article II, Section 5(b):

(1) "...a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business and the reasons for conducting such business at the annual meeting..."—The business is presentation of a shareholder proposal; the text is attached to this letter; and the reason is that management appears to have lost track of shareholder wealth as a reason for the existence of our for-profit corporation.

(2) "...the name and address, as they appear in the Corporation's books, of the stockholder proposing such business..."—David Campbell and Kathleen M. Campbell,

(3) "...the class and number of shares of the Corporation which are beneficially owned by the stockholder..."—Common stock, 3,400 shares

(4) "...any material interest of the stockholder in such business..."—We have no interest in the proposal except that of an ordinary stockholder.

Respectfully,





David Campbell Kathleen M. Campbell

Attachment: Shareholder Proposal Text

SHAREHOLDER PROPOSAL
David Campbell and Kathleen M. Campbell

RESOLVED that Wal*Mart create and adopt a mission statement and that "increasing shareholder wealth" be included as one of the organization's primary missions.

Most practitioners and scholars agree that a mission statement supports a firm's success. It helps management and employees focus their attention and integrate their efforts to achieve the firm's important goals. Our firm can do better if all associates keep their eyes on the ball. The mission is the ball.

Investors own stock to increase wealth—not to build stores, not to penetrate countries, and not to pay generous benefit packages to senior executives. In the last few years our firm seems to have lost its way. For the last eight years, a period that includes various economic and market conditions, the stock price has been relatively flat and the dividend yield poor. At the same time the firm, according to the CEOs' statements to shareholders in annual reports, has been positioned for growth. Growth indeed has been seen in number of stores, countries penetrated (and abandoned), sales, revenues, and any number of other areas. Neither positioning for growth nor actual growth has increased shareholder wealth, however. "Increase shareholder wealth" is a legitimate and necessary objective of a for-profit firm. It belongs in the mission statement for our firm. It should be achieved by our management.

Vote FOR this proposal if you want Wal*Mart management to focus on increasing your wealth.

<u>Exhibit B</u>

Deficiency Letter

[begins on next page]



Legal Department

Geoffrey Edwards Assistant General Counsel

702 SW 8th Street
Bentonville, AR 72716
Phone 479.277.4505
Geoffrey.Edwards@walmartlegal.com

December 1, 2008

VIA FEDERAL EXPRESS

David Campbell and Kathleen M. Campbell

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. and Mrs. Campbell:

On November 25, 2008, we received your shareholder proposal requesting that Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") adopt a mission statement and that "increasing shareholder wealth" be included as one of the Company's primary missions. Under the Securities and Exchange Commission's Rule 14a-8, a copy of which is attached hereto as Exhibit A, you must meet certain requirements to be eligible to submit a shareholder proposal to Wal-Mart for consideration of possible inclusion in the 2009 Proxy Statement.

The Company is unable to verify that you are a record holder of shares of Wal-Mart stock. If you hold beneficially shares of Wal-Mart stock with at least $2,000 in market value, you must submit a written statement that you intend to continue holding your stock through the date of the Company's annual meeting, and you must submit either:

- a written statement from the record holder of your Wal-Mart stock (usually a broker or bank) verifying that, at the time you submitted your proposal, you have continuously held your Wal-Mart stock for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of Wal-Mart stock as of or before the date on which the one-year eligibility period begins and your written statement that you have continuously held the required number of shares of stock for the one-year period as of the date of the statement.

Finally, to comply with Rule 14a-8, your response to this request for additional information must be postmarked, or transmitted electronically, within 14 days of receiving this letter.

Sincerely,



Geoffrey Edwards

EXHIBIT A

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the

company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may

exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.